AJ Montgomery

From:	AJ Montgomery <ajm@accrewmoney.com>
Sent:	Saturday, November 13, 2021 3:31 PM
To:	cliffandlynne@sbcglobal.net
Subject:	Accrew Investor Introduction With AJ & The Team
Attachments:	image001.png; Accrew 1-Pager.pdf

Hi Uncle Cliff & Lynne – You are invited to the Friends & Family unveiling of Accrew, the first profit-sharing mobile bank and we will introduce the full potential of the Fintech platform we intend to build.

We hope you can join the crew and help support the venture in any capacity. You will receive a gift package soon and calendar invite with a Zoom link scheduled for 7pm ET on Wednesday, Nov 17th.

We look forward to seeing you virtually very soon.

Thanks!
AJ

https://www.youtube.com/watch?v=DQdrffawoq4

www.accrewmoney.com

--

AJ Montgomery

CEO & Co-Founder

Accrew

269-352-1642

ajm@accrewmoney.com



[Schedule a virtual meeting](#)



Profit-Sharing Mobile Bank

"The Social & Responsible Banking Crew"

Earn **10X**, **100X**, or **MORE** than current bank rates.

Accrew is a profit-sharing mobile bank with high yield checking and savings accounts; returning recurring profits in the form of crypto-equity to members for signing up, active membership, and sharing. A prolific return for members and their crew.





Shared By Promo Code
5 New Users = **$368+** Profit-
Share/Tokened Equity per year with interest.

$10,000 Account = **3.68% APY**

Crypto-Equity Appreciation By Number of Users

25K Users	= 19%
100K Users	= 176%
500K Users	= 869%
2M Users	= 3,160%



Manage All Your Accounts With 1 App!

Rates as of (3/31/21)	(Accrew)	Traditional Bank	ally	Marcus by Goldman Sachs	robinhood	chime	SoFi
Rate (bps)	10-368+	3-6	10-50	50	30	0-50	1-25
Instant Liquidity	✓	✓	✓		✓	✓	✓
Mobile App	✓	✓	✓	✓	✓	✓	✓
Profit Share Income	✓						
Multiple Accounts	✓	✓	✓			✓	✓
No Fees	✓	✓	✓	✓	✓	✓	✓
Unlimited Transactions	✓	✓	✓		✓	✓	✓
Debit Card	✓	✓	✓		✓	✓	✓
ATM Access	✓	✓	✓		✓	✓	✓
Direct Deposit	✓	✓	✓	✓	✓	✓	✓

AJ Montgomery

From: AJ Montgomery <ajm@accrewmoney.com>
Sent: Thursday, October 21, 2021 11:33 AM
To: David Resnekov
Subject: High growth investment opportunity in Accrew

Hi Hari,

I see that you actively invest in FinTech in San Francisco Bay Area (CA).

I am reaching out as Accrew is opening up a seed round next month and would like to offer you early access. Note we are in the process of building our product and will start receiving revenue in March of 2022 with a high capacity for growth at 30-60% profit margins.

If you would like to explore sharing this journey with us, below is a link with more information about the company, the terms, etc.

angels.link/3bd577/40293

Are you available for a call next week or the following?

Thanks,

AJ


Profit-Sharing Mobile Bank
ACCREW
Accrew Crypto Equity
VISA
chime
SoFi
Rate (bps)
10-550
0-50
1-25
Mobile App
Profit Share Income
Multiple Accounts
ATM Access

--

AJ Montgomery

CEO & Co-Founder

Accrew

269-352-1642

ajm@accrewmoney.com

www.accrewmoney.com

Schedule a virtual meeting



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John has applied to raise funding for **Company Name** on Wefunder and provided your name as a personal reference.

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